			Exhibit 12

	TAUBMAN CENTERS, INC.

	Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
	(in thousands, except ratios)

		Three Months Ended March 31
		2018	2017

	Income before income tax expense, equity in income of Unconsolidated Joint Ventures, and gain on disposition, net of tax	$15,052	$12,849

	Add back:
	Fixed charges	36,733	31,764
	Amortization of previously capitalized interest	797	746
	Distributed income of Unconsolidated Joint Ventures (1)	1,401	2,575

	Deduct:
	Capitalized interest	(3,293)	(4,081)

	Earnings available for fixed charges and preferred dividends	$50,690	$43,853

	Fixed charges:
	Interest expense	$30,823	$25,546
	Capitalized interest	3,293	4,081
	Interest portion of rent expense	2,617	2,137

	Total fixed charges	$36,733	$31,764

	Preferred dividends	5,784	5,784

	Total fixed charges and preferred dividends	$42,517	$37,548

	Ratio of earnings to fixed charges and preferred dividends	1.2	1.2

(1)
In 2018, the Company adopted ASU No. 2016-15, "Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments", which changed the presentation of certain cash receipts and payments, including the classification of distributions received from equity method investees, on the Consolidated Statement of Cash Flows. In connection with the adoption of this ASU, the Company re-evaluated its current methodology and retrospectively changed the classification of Distributed Income of Unconsolidated Joint Ventures for the three months ended March 31, 2017 to re-classify prior year balances to correspond with current year classifications.